UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 6, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Nationstar Mortgage Holdings, Inc.

File No. 1-35449 - CF#30434

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   Nationstar Mortgage Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on November 14, 2013.

   Based on representations by Nationstar Mortgage Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20	through January 14, 2014
Exhibit 10.21	through January 14, 2014
Exhibit 10.23	through January 14, 2014

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary